Exhibit 99.1

First Quarter 2024 Earnings Release

For the period 1 January to 31 March 2024

Cadeler A/S. Incorporated in Denmark. Registration Number (CVR no.): 3118 0503
Kalvebod Brygge 43, DK-1560 Copenhagen V, Denmark

Financial Performance

Income statement and cash flows

For the first quarter of 2024, the Group result is a loss of EUR 21 million, which is EUR 23 million lower than the EUR 2 million profit earned in the comparative period in 2023. The Group result was principally driven by the fact that three of the Group's four operating vessels were undergoing scheduled drydock and crane upgrades during the first quarter of 2024.

The Group's revenue in the first quarter of 2024 was EUR 19 million, similar to that earned in the comparative period in 2023. This performance aligns with the revenue range projected for the fiscal year 2024, as disclosed in the Group's Annual Report 2023. The Group's vessels are anticipated to be on hire for the rest of 2024. The Group also expects delivery of Wind Peak in the second half of 2024.

Cost of sales amounting to EUR 27 million doubled compared to the first three months of 2023, driven by the business combination with Eneti and its addition of Wind Scylla and Wind Zaratan to the Group's fleet.

In Q1 2024, the Group's EBITDA reflected a EUR 10 million loss, compared to a EUR 8 million gain in Q1 2023 as disclosed in the Alternative Performance Measures section.

The expectation for both revenue and EBITDA remains unchanged for 2024: Revenue is expected to range between EUR 225 million and EUR 245 million and EBITDA is expected to be in the range of EUR 105 million to EUR 125 million, as disclosed in the Group's Annual Report 2023. This earnings release report for the period 1 January to 31 March 2024 is neither audited nor reviewed.

Net cash flow from operating activities of EUR 13 million in Q1 2024 is EUR 8 million higher than Q1 2023 due to a positive net change in working capital. Net cash outflow from investing activities in Q1 2024 was EUR 102 million compared to EUR 8 million in Q1

2023. The increase was driven by payments made in connection with the crane upgrades for the Group’s O-Class vessels, and instalment payments for certain of the Group's vessels under construction.

Net cash inflow from financing activities was EUR 201 million, compared to a EUR 1 million outflow in Q1 2023, due to the capital raised in the Group's February 2024 private placement of EUR 152 million after transaction costs and proceeds from borrowings net of bank fees of EUR 50 million.

Key Figures	Q1 2024	Q1 2023¹
EUR'000	IFRS	IFRS
Revenue	19,063	18,905
Gross profit / (loss)	(7,916)	6,755
Operating profit/(loss) (EBIT)	(20,093)	2,060
Net financials	(681)	(112)
Profit/(loss) for the period	(20,793)	1,948

Cash flow from operating activities	13,139	4,746
Cash flow from investing activities	(101,867)	(7,983)
Of which investment in property, plant and equipment	(101,867)	(7,944)
Cash flow from financing activities	200,689	(1,483)
Share related key figures
Earnings per share (EPS), EUR	(0.06)	0.01
Diluted earnings per share (diluted EPS), EUR	(0.06)	0.01

1 Consolidated figures for the period ended 31 March 2023 comprised the Parent Company, Cadeler A/S, Wind Osprey and Wind Orca.

Financial Performance

Continued from previous page

Capital and assets

The Group's equity closed at EUR 1,115 million in Q1 2024, reflecting an increase of EUR 156 million from the opening balance of EUR 959 million. The development in the Group's equity was driven by a net capital increase of EUR 152 million after transaction costs, EUR 13 million in value gained from adjustment of hedges and a EUR 11 million gain from foreign currency translation adjustments, partially offset by a decrease in profits in Q1 2024 amounting to a loss of EUR 21 million.

The Company completed a successful private placement on 15 February 2024, resulting in the issuance of 39.5 million shares at a price of NOK 44.50 per share. Overall, the Company raised EUR 155 million before transaction costs.

The proceeds from the private placement are intended to fund two principal objectives. First, they will fully finance the equity portion of the order placed on 22 May 2024 to build the third A-Class Wind Foundation Installation Vessel, Wind Apex, which is set to be delivered from H1/2027. This will be the eleventh vessel that the Group will have in its fleet. The new vessel will be built by COSCO Heavy Industries in Qidong, China. Second, the funds will be allocated towards acquiring mission equipment and building working capital. This will enable Cadeler to capitalise on selected near-term commercial opportunities, including utilising turbine installation vessels for T&I foundation scopes, accelerating the realisation of commercial synergies, and seizing other opportunities resulting from supply chain bottlenecks and project delays in the coming years.

Key Figures	31 March 2024	31 December 2023
EUR'000	IFRS	IFRS
Total assets	1,484,291	1,252,560
Non-current asset	1,219,823	1,105,110
Total liabilities	369,156	293,519
Equity	1,115,135	959,041
Cash and cash equivalents	209,130	96,608
Financial ratios and operational metrics
Return on assets (%)¹	-1.5%	1.6%
Return on equity (%)¹	-2.1%	1.6%
Equity ratio (%)	75.1%	76.6%
Contracted days (no. of days)	63	568
Utilisation (%)	17.3%	75.4%
Average number of employees²
Onshore	216	113
Offshore	344	182

The financial ratios and operational metrics are calculated in accordance with the terms and definitions included in the Annual Report 2023.

1 The calculation of both return on assets and return on equity ratios are based on quarterly results and uses average assets and average equity compared to closing positions.

2 Average number of Cadeler full time equivalent employees for the reporting year. Figures do not include consultants or contractors. Eneti employees, both onshore and offshore were incorporated by the Company by end of December 2023. Thus, average number of full-time employees as of 2023 reflects the number of employees divided by 12 months. Eneti had 99 onshore full-time employees and 181 seafarers by the end of 2023.

Financial Performance

Continued from previous page

As of 31 March 2024, total assets amounted to EUR 1,484 million, a EUR 232 million increase in the reporting period, driven principally by an increase in cash of EUR 113 million and an increase in property, plant and equipment of EUR 103 million (of which EUR 45 million relates to the main crane upgrades for the Group’s O-class vessels, and EUR 47 million to the Group’s newbuild programmes).

The Group’s hedge reserve reflects the change in the fair value of derivative financial instruments, designed as cash flow hedges to hedge highly probable forecast transactions. As of 31 March 2024, the Group’s cash flow hedging reserve was EUR -8 million compared to EUR -18 million as of 31 December 2023.

Changes in the time value element of the Group’s hedges are reflected in the cost of hedging reserve for the forward element of forward contracts. As of 31 March 2024, the cost of hedging reserve amounted to EUR 84 thousand related to the zero cost collar contracts compared to EUR -4 million as of 31 December 2023. The movements in the Group’s reserves are disclosed in the Interim Condensed Consolidated Statement of Other Comprehensive Income.

The Group’s four operating vessels achieved a combined 17% utilisation in Q1 2024, compared to 75% in Q1 2023. Both Wind Orca and Wind Osprey underwent main crane upgrades during Q1 2024, while Wind Zaratan underwent scheduled maintenance.

On 7 February 2024, the Group secured additional capital, increasing the Holdco Facility from EUR 50 million to EUR 80 million. The proceeds from the Holdco Facility are intended to be used in part for the funding of the wind installation activities of the Group and in part for general corporate purposes. As of 31 March 2024, the additional EUR 30 million of capacity under the Holdco Facility remained unused.

On 22 March 2024, the Group utilised EUR 50 million of the EUR 100 million term loan available under the New Debt Facility for the Wind Orca main crane upgrade. Additionally, on 25 March 2024, the Group requested the utilisation of the remaining EUR 50 million for the Wind Osprey main crane upgrade. This latter EUR 50 million was utilised after the close of the reporting period on 31 March 2024.

As of 31 March 2024	Committed (EUR millions)
Millions	Utilised	Unused
Secured
New Debt Facility (RCF + term loan)	212	238
New Debt Facility - Guarantee	49	51
Total New Debt Facility	261	289
P-Class Facility		425
M-Class Facility (USD 436 million)¹		403
Unsecured
HoldCo Facility	50	30
Total (excluding Guarantee facility)	262	1,096

1 USD exchange rate used as of 31 March 2024 0.9236.

Financial Performance

Continued from previous page

Order backlog

Cadeler’s order book for 2024 is substantially filled. As of 28 May 2024, notable contracts signed during 2024 include:

•	On 20 February 2024, Cadeler signed a contract with Ørsted and PGE Polska Grupa Energetyczna for the transport and installation of 14MW wind turbines supplied by Siemens Gamesa. Baltica 2 is one of two stages of the Baltica Offshore Wind Farm. PGE and Ørsted plan to deliver Baltica 2 with 1.5 GW capacity by the end of 2027. The contract underlines Cadeler’s entry into the Polish market.

•	On 27 March 2024, Cadeler signed a contract with a value between USD 75 million and USD 150 million for offshore wind turbine installation using its vessel, Wind Scylla, with an undisclosed client. The stated contract value includes both the firm period and potential options thereunder.

•	On 8 April 2024, Ørsted and Cadeler signed a firm long-term lease agreement for a new-built Wind Farm Installation Vessel. With the agreement, Ørsted has secured installation vessel capacity from Q1 2027 to the end of 2030 for upcoming construction projects.

Vessel Reservation Agreements (VRAs) are not included in the contract backlog. Since 31 December 2023, VRAs have been signed with:

•	MFW Bałtyk II Sp. z.o.o. and MFW Bałtyk III Sp. Z.o.o., each a joint venture project owned 50% by Equinor and 50% by Polenergia. The aggregate potential value of the contracts to be negotiated during the pendency of the vessel reservation agreements is anticipated to fall within the range of EUR 110-130 million.

•	An undisclosed customer, for a term of up to four years. The aggregate potential value of the projects to be executed under this vessel reservation agreement is anticipated to fall within the range of EUR 400-700 million.

	31 March 2024	31 March 2024
EUR million	as of 28 May 2024³ ⁴	as of reported date³ ⁴
Contract backlog ¹ ²
Within one year	263	251
After one year	1,555	1,550
Total	1,818	1,801

[1] Figures are pro-forma and for quarter-end, except that the contract backlog provided as of 28 May 2024 is as of that date.

[2] Contract backlog excludes vessel reservation agreements.

[3] Contract backlog assumes 100% of counterparty options are exercised (comparative data presented elsewhere has assumed 50% of counterparty options exercised; such data is not restated here). As of the report released date, of the total contract backlog, EUR 1,434 represents firm contracted days and EUR 384 represents days subject to the exercise of counterparty options. As of the reported date, EUR 1,427 represents firm contracted days and EUR 374 represents days subject to the exercise of counterparty options.

4 As of the report released date, 85% of the contract backlog (an aggregate of EUR 1,546) relates to projects for which the relevant counterparty has taken a positive final investment decision (FID), and an aggregate of EUR 272 remains subject to counterparty FID. As of the reported date, 85% of the contract backlog (an aggregate of EUR 1,529) relates to projects for which the relevant counterparty has taken a positive FID, and an aggregate of EUR 272 remains subject to counterparty FID.

Interim Condensed Consolidated Statement of
Profit and Loss and Other Comprehensive Income

EUR’000	Q1 2024	Q1 2023
Revenue	19,063	18,905
Cost of sales	(26,979)	(12,150)
Gross (loss)/profit	(7,916)	6,755
Other operating income and expenses	620	-
Administrative expenses	(12,797)	(4,695)
Operating (loss)/profit	(20,093)	2,060

Finance income	406	15
Finance costs	(1,087)	(127)
(Loss)/profit before income tax	(20,774)	1,948

Income tax credit/expense	(19)	-
(Loss)/profit for the period	(20,793)	1,948
Profit for the period attributable to:
Equity holders of the parent	(20,793)	1,948
	(20,793)	1,948
Earnings per share
Basic, (loss)/profit for the period attributable to ordinary equity holders of the parent (EUR per share)	(0.06)	0.01
Diluted, (loss)/profit for the period attributable to ordinary equity holders of the parent (EUR per share)	(0.06)	0.01

EUR’000	Q1 2024	Q1 2023
Other comprehensive income
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	10,847	-
Cash flow hedges - changes in fair value	9,755	(7,145)
Cash flow hedges - interest recycled	(85)	162
Cash flow hedges - cost of hedging	3,705	287
Other comprehensive income after tax	24,222	(6,696)
Total comprehensive income for the period, net of tax	3,429	(4,748)
Total comprehensive income attributable to:
Equity holders of the parent	3,429	(4,748)
	3,429	(4,748)

Interim Condensed Consolidated Balance Sheet

EUR'000	31 March 2024	31 December 2023
Intangible Assets	17,236	16,947
Property, plant and equipment	1,188,829	1,085,632
Rights-of-use assets	11,284	973
Leasehold deposits	1,226	1,220
Derivative assets	1,248	338
Total non-current assets	1,219,823	1,105,110
Inventories	1,860	1,836
Trade receivables	36,528	30,552
Contract assets	1,549	8,880
Prepayments	15,389	9,562
Current Income tax receivable	12	12
Cash and cash equivalents	209,130	96,608
Total current assets	264,468	147,450
Total assets	1,484,291	1,252,560

EUR'000	31 March 2024	31 December 2023
Share capital	47,140	41,839
Share premium	1,099,950	952,858
Reserves	(4,061)	(28,283)
Retained earnings / (Accumulated losses)	(27,894)	(7,373)
Total equity	1,115,135	959,041
Provisions	4,813	4,813
Lease liabilities	9,858	392
Deferred tax liabilities	10,417	10,191
Deferred charter hire income	6,327	1,778
Debt to credit institutions	254,591	204,773
Derivative liabilities	8,317	17,957
Total non-current liabilities	294,323	239,904
Trade and other payables	49,115	32,636
Current provisions	2,086	2,086
Payables to related parties	155	162
Current deferred charter hire income	16,821	12,103
Current lease liabilities	1,418	601
Current income tax liabilities	1,266	1,224
Current debt to credit institutions	3,281	799
Current derivative liabilities	691	4,004
Total current liabilities	74,833	53,615
Total liabilities	369,156	293,519
Total equity and liabilities	1,484,291	1,252,560

Interim Condensed Consolidated Statement of Changes in Equity

			Reserves
EUR’000	Share capital	Share premium	Hedging reserves	Cost of hedging reserves	Foreign currency translation reserve	(Accumulated losses)/ retained earnings	Total
2024
At 1 January 2024	41,839	952,858	(17,938)	(3,621)	(6,724)	(7,373)	959,041
Loss for the period	-	-	-	-	-	(20,793)	(20,793)
Other comprehensive income for the period	-	-	9,670	3,705	10,847	-	24,222
Total comprehensive profit for the period	-	-	9,670	3,705	10,847	(20,793)	3,429
Capital increase Feb 2024	5,301	149,567					154,868
Costs incurred in connection with Feb 2024 capital increase	-	(2,475)					(2,475)
Share-based payments	-	-	-	-		272	272
End of 31 March 2024	47,140	1,099,950	(8,268)	84	4,123	(27,894)	1,115,135
2023
At 1 January 2023	26,575	509,542	1,343	-	-	3,108	540,568
Profit for the period	-	-	-	-	-	1,948	1,948
Other comprehensive income for the period	-	-	(6,983)	287		-	(6,696)
Total comprehensive profit for the period	-	-	(6,983)	287	-	1,948	(4,748)
Share-based payments	-	-	-	-		78	78
End of 31 March 2023	26,575	509,542	(5,640)	287	-	5,134	535,898

Interim Condensed Consolidated Statement of Cash Flows

EUR’000	Q1 2024	Q1 2023
Cash flow from operating activities
(Loss)/profit for the period	(20,793)	1,948
Adjustments for:
Depreciation and amortisation	10,033	5,959
Interest expenses	2,338	121
Fair value change of derivatives instruments through profit or loss	(404)	20
Share-based payment expenses	272	78
	(8,554)	8,126
Changes in working capital:
Inventories	(26)	(2)
Trade receivables and contract assets	(3,684)	1,572
Trade and other payables	16,172	(3,098)
Payables to related parties	(10)	(89)
Deferred charter hire income	9,226	(1,763)
Net change in working capital	21,678	(3,380)
Income tax paid	15	-
Net cash provided by operating activities	13,139	4,746

Interim Condensed Consolidated Statement of Cash Flows

Continued from previous page

EUR’000	Q1 2024	Q1 2023
Cash flow from investing activities
Additions to property, plant and equipment	(101,867)	(7,944)
Additions to intangibles	-	(39)
Net cash (used in) investing activities	(101,867)	(7,983)

Cash flow from financing activities
Principal repayment of lease liabilities	(344)	(103)
Interest paid	(1,360)	(1,380)
Proceeds from issue of share capital	154,868	-
Transaction costs on issues of shares	(2,475)	-
Proceeds from borrowing net of bank fees	50,000	-
Net cash provided by/(used in) financing activities	200,689	(1,483)

Net increase/(decrease) in cash and cash equivalents	111,961	(4,720)
Cash and cash equivalents at beginning of the period	96,608	19,012
Net foreign exchange difference	561	-
Cash and cash equivalents at end of the period	209,130	14,292

Forward-Looking Statements

The Group’s annual reports, interim financial reports and earnings releases contain certain forward-looking statements relating to the business, financial performance, and results of the Company and/or the industry in which it operates.

Forward-looking statements concern future circumstances and results and other statements that are not historical facts, sometimes identified by the words “believes”, “expects”, "predicts", "in-tends", "projects", "plans", "estimates", "aims", "foresees", "anticipates", "targets", and similar ex-pressions. The forward-looking statements contained in the Group’s annual reports, interim financial reports and earnings releases, including the assumptions, opinions, and views of the Company or those cited from third party sources are solely opinions and forecasts which are subject to risks, uncertainties and other factors that may cause actual events to differ materially from any anticipated development.

None of the Company or any of its subsidiaries, or any of such persons’ officers, directors or employees, provide any assurance that the assumptions underlying such forward-looking statements are free from errors nor does any of them accept any responsibility for the future accuracy of the opinions expressed in any annual report, interim financial report or earnings release or the actual occurrence of any forecasted developments.

The Company assumes no obligation, except as required by law, to update any forward-looking statements or to conform these forward-looking statements to its actual results.

The Group’s annual reports, interim financial reports and earnings releases contain or may contain information obtained from third parties. You are advised that such third-party information has not been prepared specifically for inclusion in any such annual report, interim financial report or earnings release and the Company has not undertaken any independent investigation to confirm the accuracy or completeness of such information.

Several factors could cause the Group’s actual results, performance, or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by statements and information contained in any annual report, interim financial report or earnings release.

Should any risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in any annual report, interim financial report or earnings release.

No representation or warranty (express or implied) is made as to, and no reliance should be placed on, any information, including projections, estimates, targets and opinions, contained herein, and no liability whatsoever is accepted as to any errors, omissions or misstatements contained herein, and, accordingly, none of the Company or any of its subsidiaries, or any of such persons’ officers, directors or employees, accept any liability whatsoever arising directly or indirectly from the use of any annual report, interim financial report or earnings release.

Alternative Performance Measures

Non-IFRS Financial Measures

To supplement its financial information presented in accordance with IFRS, the Group uses certain non-IFRS metrics, including EBITDA, when measuring performance, including when measuring current period results against prior periods. Because of its non-standardised definition, these non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how the Group management assesses underlying performance.

These supplemental non-IFRS measures are not, and should not, be viewed as a substitute for IFRS measures. Management believes the presentation of these non-IFRS measures provides investors with greater transparency and supplemental data relating to the Group’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business and the Group’s operating performance. In addition, management believes the presentation of these non-IFRS measures is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.

As a performance measure, the Group uses EBITDA: Earnings before interest, tax, depreciation, amortisation, and foreign exchange gains/losses.

EBITDA is calculated as shown below:

EUR’000	Q1 2024	Q1 2023
Operating profit or loss as reported in the statement of profit	(20,093)	2,060
Right-of-use asset amortisation	261	162
Depreciation and amortisation	9,772	5,797
EBITDA	(10,060)	8,019

Cadeler
Kalvebod Brygge 43
DK-1560 Copenhagen V
Denmark

+45 3246 3100

www.cadeler.com